LEADING BRANDS, INC.
(the “Company”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 (Canada) Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the Annual and Special Meeting of shareholders of the Company held on Wednesday, June 30, 2010. At the Meeting, the shareholders were asked to consider certain matters outlined in the Notice of Annual and Special Meeting and Information Circular dated May 26, 2010.

The matters voted upon at the Meeting and the results of the voting were as follows:

		For	Against	Withheld	Not Voted
1.	To set the Number of Directors at 5, by ballot	2,113,742	360,266	0	0
2.	Elect as Director: Ralph D. McRae Darryl R. Eddy	828,834 832,499	0 0	25,981 22,316	1,619,193 1,619,193
3.	Appointment of BDO Dunwoody LLP as auditors of the Company and authorizing Directors to fix their remuneration	2,456,292	0	17,715	1
4.	To approve the renewal and extension of, and certain amendments to, the Company’s Shareholder Rights Plan, by ballot	661,302	193,513	0	1,619,193
5.	Other Business	1,910,189	563,818	0	1

Dated this 30th day of June 2010

LEADING BRANDS, INC.

Per: “Marilyn Kerzner”
Director of Corporate Affairs